

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Patrick Adams
Interim Chief Executive Officer
Qualis Innovations, Inc.
6898 S. University Blvd., Suite 100
Centennial, CO 80122

> **Re: Qualis Innovations, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed April 11, 2024**
> **File No. 333-260982**

Dear Patrick Adams:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　Office of Industrial Applications and Services